UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                          Cellegy Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   15115L 10 3
             -------------------------------------------------------
                                 (CUSIP Number)


                                 Barry L. Bloom
                          655 Madison Avenue 8th Floor
                               New York, NY 10021
                                 (212) 521-2930
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 31, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

                                  SCHEDULE 13D

------------------------------------         -----------------------------------
CUSIP NO.     15115L 10 3                     PAGE     2     OF     14     PAGES
          -------------------                      ---------    ----------
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Andrew H. Tisch
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

              PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
     OWNED BY     --------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                     1,350,800
       WITH       --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 1,350,800
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,350,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------         -----------------------------------
CUSIP NO.     15115L 10 3                     PAGE     3     OF     14     PAGES
          -------------------                      ---------    ----------
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Daniel R. Tisch
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

              PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
     OWNED BY     --------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                     1,350,800
       WITH       --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 1,350,800
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,350,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------         -----------------------------------
CUSIP NO.     15115L 10 3                     PAGE     4     OF     14     PAGES
          -------------------                      ---------    ----------
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              James S. Tisch
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

              PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY                  19,200
     OWNED BY     --------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                     1,350,800
       WITH       --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 19,200
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 1,350,800
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,370,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------         -----------------------------------
CUSIP NO.     15115L 10 3                     PAGE     5     OF     14     PAGES
          -------------------                      ---------    ----------
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Thomas J. Tisch
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

              PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
     OWNED BY     --------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                     1,350,800
       WITH       --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 1,350,800
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,350,800
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------         -----------------------------------
CUSIP NO.     15115L 10 3                     PAGE     6     OF     14     PAGES
          -------------------                      ---------    ----------
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Julian C. Baker
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

              PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
     OWNED BY     --------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                     13,600
       WITH       --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 13,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------         -----------------------------------
CUSIP NO.     15115L 10 3                     PAGE     7     OF     14     PAGES
          -------------------                      ---------    ----------
------------------------------------         -----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Felix J. Baker
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

              PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY                 7,500
     OWNED BY     --------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                     13,600
       WITH       --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                7,500
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 13,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D previously filed by Four Partners ("FP"), a New York general partnership, and other entities and individuals with the Securities and Exchange Commission. Except as amended and supplemented herein, that statement remains in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND.

         In addition to the entities and individuals previously reporting, this amendment is also being filed jointly by the following individuals (collectively, along with the entities and individuals previously reporting, the "Reporting Persons"):

         1.     Julian C. Baker, and
         2.     Felix J. Baker.

         Julian C. Baker and Felix J. Baker provide investment management services to members of the Tisch family and various partnerships, limited liability companies and trusts that are owned by or created for the benefit of members of the Tisch family, including the other Reporting Persons. The business address of Julian C. Baker and Felix J. Baker is 667 Madison Avenue, New York, New York 10021. Julian C. Baker and Felix J. Baker are brothers and are United States citizens.

         During the last five years, neither Julian C. Baker nor Felix J. Baker has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All funds used to purchase the securities owned by Julian C. Baker and Felix J. Baker were provided from their personal funds. The aggregate purchase price of such securities, which are owned jointly by Julian C. Baker and Felix
J. Baker through a partnership in which they are the sole partners, was $36,161.28.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended to read as follows:

         The Securities held by the Reporting Persons were purchased for investment. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease such investment positions.

                               Page 8 of 14 Pages

         Felix J. Baker, an employee of FP, was named as a director of the Issuer at a meeting of the board of directors of the Issuer on May 31, 2000. The Reporting Persons expect to discuss with the Issuer the election of another director to the board of directors of the Issuer in due course.

         Except as set forth above, at the present time none of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended to read as follows:

         The aggregate  number and  percentage of the  outstanding  Common Stock
(based upon a total of 12,078,118 shares as reported by the Issuer as of March 31, 2000) beneficially owned by each of the Reporting Persons is as follows:

                               Page 9 of 14 Pages

Four Partners                                           725,000          6.0%

Four-Fourteen Partners                                   47,700          0.4%

James S. Tisch, as custodian for accounts of his         19,200          0.2%
children

Andrew H. Tisch 1999 Annuity Trust I                    448,830          3.7%

Daniel R. Tisch 1999 Annuity Trust I                    448,830          3.7%

James S. Tisch 1999 Annuity Trust I                     448,830          3.7%

Thomas J.  Tisch 1999 Annuity Trust I                   448,830          3.7%

Andrew H. Tisch 2000 Annuity Trust VI                   129,270          1.1%

Daniel R. Tisch 2000 Annuity Trust VI                   129,270          1.1%

James S. Tisch 2000 Annuity Trust VI                    129,270          1.1%

Thomas J.  Tisch 2000 Annuity Trust VI                  129,270          1.1%

Felix J. Baker                                            7,500          0.1%

Julian C. Baker and Felix J. Baker, owned jointly        13,600          0.1%
through a partnership of which they are the sole
partners
                                                      --------------------------
Total                                                 3,125,400         25.9

(1) By virtue of their status as trustees of the respective annuity trusts, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by those annuity trusts of which he is trustee and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(2) By virtue of their status as managing trustees of the trusts which are the general partners of FP, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by FP and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(3) By virtue of their status as trustees of the trusts which are members of Four-Fourteen Partners ("4-14P"), partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by 4-14P and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

                               Page 10 of 14 Pages

(4) By virtue of his status as manager of FP and 4-14P, Thomas J. Tisch may be deemed the beneficial owner of the shares owned by FP and 4-14P and to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(5) By virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of 19,200 shares of Common Stock owned by his children.

(6) Upon his election to the Board of Directors of the Issuer on May 31, 2000, Felix J. Baker was granted an option expiring May 31, 2010 to purchase a total of 30,000 shares of Common Stock at $4.813 per share. The option vested and became exercisable as to 25% of the aggregate number of shares (7,500 shares) on May 31, 2000 and becomes exercisable with respect to 25% of the remaining 22,500 shares, or 5,625 shares, on each of May 31, 2001, 2002, 2003 and 2004. Accordingly, at the present time Felix J. Baker may be deemed the beneficial owner of 7,500 shares of Common Stock issuable upon exercise of the option, and his ownership percentage has been calculated as if these shares had been issued.

(7) Julian C. Baker and Felix J. Baker jointly own 13,600 shares through a partnership of which they are the sole partners. Each of Julian C. Baker and Felix J. Baker has shared power to vote or direct the vote and dispose or direct the disposition of those shares.

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4. Agreement regarding the joint filing of this statement.


                               Page 11 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2000                               By:/s/ Andrew H. Tisch
                                               -------------------
                                                   Andrew H. Tisch

                                            By:/s/ Daniel R. Tisch
                                               -------------------
                                                   Daniel R. Tisch

                                            By:/s/ James S. Tisch
                                               -------------------
                                                    James S. Tisch

                                            By:/s/ Thomas J. Tisch
                                               -------------------
                                                   Thomas J. Tisch

                                            By:/s/ Julian C. Baker
                                               -------------------
                                                   Julian C. Baker

                                            By:/s/ Felix J. Baker
                                               -------------------
                                                    Felix J. Baker

                               Page 12 of 14 Pages

                                  EXHIBIT INDEX


Exhibit 4.     Agreement regarding the joint filing of this statement.



                               Page 13 of 14 Pages